October 9, 2008

Ms. Ta Tanisha Meadows
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

Dear Ms. Meadows:

In connection with your review of our recently filed 8-K and 8-K/A, QSGI acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information that QSGI provides to the staff of the Division of Corporation Finance in connection with the review of QSGI's filing or in response to SEC comments on QSGI's filing.

Sincerely yours,

/s/ Edward L. Cummings
Edward L. Cummings
Chief Financial Officer and Treasurer